Exhibit 8.1

List of Principal Subsidiaries and Affiliated Entities

Subsidiaries	Place of Incorporation
Cloopen Limited	Hong Kong
Cloopen Investment Inc.	Cayman Islands
Zhuge (Hong Kong) Limited	Hong Kong
Anxun Guantong (Beijing) Technology Co., Ltd.	PRC
Anxun Shuzhi (Shenzhen) Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Ronglian Yitong Information Technology Co., Ltd.	PRC
Beijing Ronglian Huitong Technology Information Co., Ltd.	PRC
Beijing Baiyi High-Tech Information Technology Co., Ltd.	PRC
Beijing Ronglian Guanghui Technology Co., Ltd.	PRC
Beijing Ronglian Qimo Technology Co., Ltd.	PRC
Ronglian Cloud (Shenzhen) Information Technology Co., Ltd.	PRC
Shenzhen Zhongtian Wangjing Technology Co., Ltd.	PRC
Shanghai GuoHeBing Software Technology Co., Ltd.	PRC
Beijing Zhuge Yunyou Technology Co., Ltd.	PRC